Exhibit (a)(8)


                      Bass PLC Completes Tender Offer for
                            Bristol Hotels & Resorts


         London, England -- April 3, 2000 -- Bass PLC announced today that its tender offer to purchase all outstanding shares of Bristol Hotels & Resorts (NYSE: BH) at $9.50 per share in cash expired at 12:00 midnight, New York City time on Friday, March 31, 2000. Bass has accepted for payment all Bristol shares validly tendered and not withdrawn as of the expiration of the offer.

         Based on a preliminary count by the depositary for the offer, 15,561,859 shares of Bristol (representing approximately 87.9% of the outstanding shares) were tendered pursuant to the offer and not withdrawn (including shares tendered pursuant to a guarantee of delivery). Such tendered shares, together with Shares owned by affiliates of Bass, represent approximately 97.6% of the outstanding shares of Bristol. Payment for the shares accepted for payment is expected to be made promptly.

         The tender offer will be followed by a merger of BHR North America, Inc., an indirect wholly owned subsidiary of Bass, with and into Bristol. Pursuant to the merger, those Bristol stockholders who did not tender their shares in the offer and who do not seek appraisal rights of their shares pursuant to applicable provisions of Delaware law will have their shares converted into the right to receive $9.50 per share net to the stockholder in cash. Upon completion of the merger, Bristol will become an indirect, wholly owned subsidiary of Bass. Bass plans to proceed promptly with the steps necessary to complete the merger.

         Bass Hotels & Resorts(R) [LON:BAS, NYSE:BAS (ADRs)], the hotel business of Bass PLC of the United Kingdom, operates or franchises more than 2,800 hotels and 450,000 guest rooms in more than 90 countries and territories. The following are some of the service marks owned by Bass Hotels & Resorts, Inc., its subsidiaries or affiliates: Holiday Inn(R), Crowne Plaza(R), Holiday Inn Express(R), Holiday Inn Select(R), Holiday Inn Garden CourtSM, Holiday Inn SunSpree(R) Resorts, Staybridge Suites(R) , Holidex(R), Priority Club(R) Worldwide, Inter-Continental(R), Forum(R), and Six Continents Club(R) . Bass Hotels & Resorts, Inc. offers information and reservations capability on the Internet - www.basshotels.com, www.interconti.com for Inter-Continental Hotels and Resorts, www.crowneplaza.com for Crowne Plaza Hotels and Resorts, www.holiday-inn.com for Holiday Inn hotels, www.hiexpress.com for Holiday Inn Express hotels, and www.staybridge.com for Staybridge Suites.

         Dallas-based Bristol Hotels & Resorts (NYSE: BH) is one of the largest independent hotel operators in the United States and operates the largest number of Bass Hotels & Resorts branded hotels in the world. Bristol's 112 hotels include nearly 30,000 rooms in 24 states and Canada. Bristol offers additional information and reservations capability on the Internet - www.bristolhotels.com.